

02005096

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

RECEIVED FEB 15 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-84024~~ 8-4024

2-20-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHUFRO, ROSE & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Olga Brittner (212) 754-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Leit and Robert D. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shufro, Rose & Co., LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

We further affirm that this financial statement is being made available to all members or allied members of the New York Stock Exchange, Inc. employed by Shufro, Rose & Co., LLC

State of New York)
County of New York) ss:

Sworn to before me this 11TH day of February, 2002

[signature]

CHRISTINA RACCUGLIA
Notary Public, State of New York
No. 01RA5033162
Qualified in Kings County
Commission Expires September 12, 2002

[signature]
Signature

Managing Member
Title

[signature]
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
January 17, 2002

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	**$ 780,817**
Due from broker	**383,821**
Advisory fees receivable (Note C)	**71,310**
Commissions and brokerage receivable	**139,902**
Exchange memberships - at adjusted cost (market value $2,500,000)	**1,101,610**
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $2,534,916 (Note A[2])	**260,141**
Other assets	**8,300**
	$ 2,745,901
LIABILITIES	
Accrued expenses and taxes payable (Note C)	**$ 213,982**
Compensation payable	**472,539**
	686,521
Commitments (Note D)	
MEMBERS' CAPITAL	**2,059,380**
	$ 2,745,901

See notes to statement of financial condition

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Shufro, Rose & Co., LLC (the "Company") is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis.

[2] Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease, or the life of the improvement, if shorter.

[3] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual amounts could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $689,029, which was $639,029 in excess of its required net capital. The Company's net capital ratio was 1 to 1.

NOTE C - RELATED PARTY TRANSACTIONS

Shufro, Rose & Co., LLC is the investment manager of two investment limited partnerships. The Company does not have an equity investment in either partnership and does not share in partnership income or losses; however, the Company bears all operating and administrative expenses of the partnerships other than brokerage commissions and transaction costs. At December 31, 2001 accrued expenses include approximately $38,000 of expenses incurred on behalf of these partnerships. The Company receives a quarterly management fee from one of the investment partnerships. At December 31, 2001, advisory fees receivable includes $63,000 due from this related partnership. In addition, the Company acts as the introducing broker for each of the investment funds and receives a share of commission income generated from the trading activity of one of the funds.

NOTE D - LEASE COMMITMENTS

The Company's office lease is for a ten year term which commenced January 1, 1999. The terms of the lease include escalation clauses for increases in real estate taxes and certain operating expenses. The Company also rents certain office equipment under a three-year lease expiring in October 2003.

Future minimum annual rental commitments under the lease obligations are approximately:

Year Ending December 31,	
2002	$ 635,000
2003	653,000
2004	646,000
2005	665,000
2006	665,000
Thereafter	1,330,000

NOTE E - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

NOTE F - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

The Company keeps most of its cash with a major bank. The account balances often exceed the FDIC insurance limit.